Exhibit 21.1
List of Subsidiaries
The following table lists the subsidiary of Mobile Services Group, Inc.:

State or Other Jurisdiction of
Exact Name of Registrant as Specified in its Charter	Incorporation or Organization
Mobile Storage Group, Inc.	Delaware
The following table lists the subsidiaries of Mobile Storage Group, Inc.:

State or Other Jurisdiction of
Exact Name of Registrant as Specified in its Charter	Incorporation or Organization
A Better Mobile Storage Company	California
Mobile Storage Group (Texas), LP	Texas
MSG Investments, Inc.	California
Port-A-Storage, Inc.	California
Stephens Storage, Inc.	California
Mobile Storage U.K. Finance LP	United Kingdom
LIKO Luxembourg International s.a.r.l.	Luxembourg
Mobile Storage (U.K.) Limited	United Kingdom
Ravenstock Tam (Hire) Limited	United Kingdom
Ravenstock MSG Limited	United Kingdom